FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC AND PING AN OF CHINA TO JOINTLY

ACQUIRE FUJIAN ASIA BANK LIMITED

The Hongkong and Shanghai Banking Corporation Limited has entered into an agreement to acquire 50 per cent of Fujian Asia Bank Limited for not more than US$20 million in cash, funded from internal resources.

China Ping An Trust & Investment Co. Limited, a subsidiary of Ping An Insurance (Group) Company of China Limited, will purchase the remaining 50 per cent of Fujian Asia Bank.

Under the transaction agreement, China Ping An Trust & Investment Co. Limited will inject a further US$23 million into Fujian Asia Bank, enlarging its paid up capital to US$50 million and diluting HSBC's stake to an agreed 27 per cent. The bank will be renamed Ping An Bank Limited upon completion.

The final consideration to be paid by HSBC will be determined at completion, expected by the end of the first quarter of 2004, following a valuation of Fujian Asia Bank's assets.

Fujian Asia Bank was established in mainland China in 1993 as a Sino-Foreign Equity Joint Venture Bank. It had assets of US$32.7 million at 31 December 2002. Ping An Bank's long term objective is to develop consumer banking businesses, including credit card and real estate mortgage lending businesses, as and when laws and regulations permit.

Notes to editors

1. The Hongkong and Shanghai Banking Corporation Limited

The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with some 9,500 offices in 79 countries and territories and assets of US$983 billion at 30 June 2003, is one of the world's largest banking and financial services organisations.

2. Ping An Insurance (Group) Company of China Limited

Established in Shenzhen in 1988, Ping An Insurance (Group) Company of China Limited (Ping An of China) has the second largest life insurance operation and the third largest property and casualty insurance operation in the People's Republic of China (PRC). Ping An of China also engages in investment trust and securities businesses. It has over 30 million customers, around 250,000 employees and in 2002 achieved a total premium income of RMB61.971 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 29, 2003